UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Onvia, Inc.

(Name of Subject Company (Issuer))

Project Olympus Merger Sub, Inc.

(Offeror)

a wholly owned subsidiary of

Project Diamond Intermediate Holdings Corporation

(Names of Filing Persons (Parent of Offeror))

the parent company of

Deltek, Inc.

(Names of Filing Persons (Other Person))

COMMON STOCK, $0.0001 PAR VALUE	68338T403
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

John K. Stipancich

Vice President and Secretary

Deltek, Inc.

2291 Wood Oak Drive

Herndon, Virginia 20171

(703) 734-8606

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Joel T. May

William J. Zawrotny

Jones Day

1420 Peachtree Street, N.E., Suite 800

Atlanta, Georgia 30309-3053

(404) 521-3939

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$75,116,637*	$9,352.03**

*	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated on the basis of (a) 8,346,293 shares of common stock, $0.0001 par value per share, of Onvia, Inc. (the “Shares”), which is the estimated maximum number of Shares that may be acquired in this tender offer (representing (i) 7,322,893 Shares issued and outstanding; (ii) up to 987,751 Shares issuable upon the exercise of outstanding stock options; (iii) up to 25,000 Shares issuable upon the vesting of outstanding restricted stock units; and (iv) 10,649 Shares issuable on October 31, 2017 pursuant to Onvia’s 2000 Amended Employee Stock Purchase Plan, as amended), multiplied by (b) the offer price of $9.00 per Share. The foregoing share figures have been provided by the issuer to the offerors and are as of October 16, 2017, the most recent practicable date.
**	The filing fee was calculated in accordance with Rule 0-11(d) under the Exchange Act and Fee Rate Advisory No. 1 for Fiscal Year 2018, issued by the Securities and Exchange Commission on August 24, 2017, by multiplying the Transaction Valuation by 0.0001245.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: n/a	Filing Party: n/a
Form or Registration No.: n/a	Date Filed: n/a

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer (the “Offer”) by Project Olympus Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Project Diamond Intermediate Holdings Corporation, a Delaware corporation (“Parent”) and the parent company of Deltek, Inc., a Delaware corporation (“Deltek”), to purchase any and all issued and outstanding shares of common stock, $0.0001 par value per share (the “Shares”), of Onvia, Inc., a Delaware corporation (“Onvia”), at a price of $9.00 per Share, net to the seller in cash, without interest thereon and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 19, 2017 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), which is annexed to and filed with this Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), which is annexed to and filed with this Schedule TO as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the “Offer.”

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	The name of the subject company and the issuer of the securities to which this Schedule TO relates is Onvia, Inc., a Delaware corporation. Onvia’s principal executive offices are located at 590 Olive Way, Suite 400, Seattle, Washington 98101. Onvia’s telephone number at such principal executive offices is (206) 282-5170.

(b)	This Schedule TO relates to the issued and outstanding Shares of Onvia. Onvia has advised Parent, Purchaser and Deltek that, as of October 16, 2017, the most recent practicable date, there were an aggregate of (i) 7,322,893 Shares issued and outstanding; (ii) up to 987,751 Shares issuable upon the exercise of outstanding stock options; (iii) up to 25,000 Shares issuable upon the vesting of outstanding restricted stock units; and (iv) 10,649 Shares issuable on October 31, 2017 pursuant to Onvia’s 2000 Amended Employee Stock Purchase Plan, as amended.

(c)	The information set forth in Section 6 — “Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

This Schedule TO is being filed by Purchaser, Parent and Deltek. The information set forth in Section 9 —  “Certain Information Concerning Purchaser, Parent and Deltek” of the Offer to Purchase and in Schedule A to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Introduction” and Sections 9, 10 and 11 — “Certain Information Concerning Purchaser, Parent and Deltek,” “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements” and “Purpose of the Offer and Plans for Onvia; Merger Agreement and Other Agreements” of the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Introduction” and Sections 6, 7, 11 and 14 — “Price Range of Shares; Dividends,” “Possible Effects of the Offer; NASDAQ Listing; Exchange Act Registration,” “Purpose of the Offer and Plans for Onvia; Merger Agreement and Other Agreements” and “Dividends and Distributions” of the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” and Sections 10, 11 and 12 — “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements,” “Purpose of the Offer and Plans for Onvia; Merger Agreement and Other Agreements” and “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in Sections 9 and 11 — “Certain Information Concerning Purchaser, Parent and Deltek” and “Purpose of the Offer and Plans for Onvia; Merger Agreement and Other Agreements” of the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the section of the Offer to Purchase entitled “Introduction” and Sections 10, 11 and 17 — “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements,” “Purpose of the Offer and Plans for Onvia; Merger Agreement and Other Agreements” and “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1)	Not applicable.

(a)(2)	The information set forth in Sections 11, 13 and 15 — “Purpose of the Offer and Plans for Onvia; Merger Agreement and Other Agreements,” “Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(c)	The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated October 19, 2017

(a)(1)(B)	Form of Letter of Transmittal (including Form W-9, Form W-8BEN and Form W-8BEN-E, and instructions for completing such forms)

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(5)(A)	Press Release issued by Deltek, Inc. on October 5, 2017(1)

(a)(5)(B)	Memo to Employees issued by Deltek, Inc. on October 5, 2017(2)

(a)(5)(C)	Memo to Key Customers issued by Deltek, Inc. on October 5, 2017(3)

(a)(5)(D)	Frequently Asked Questions(4)

(a)(5)(E)	Social Media Posts on October 5, 2017(5)

(a)(5)(F)	Summary Newspaper Advertisement as published in The Wall Street Journal on October 19, 2017

(a)(5)(G)	Press Release issued by Deltek, Inc. on October 19, 2017

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of October 4, 2017, by and among Onvia, Inc., Project Diamond Intermediate Holdings Corporation and Project Olympus Merger Sub, Inc.(6)

(d)(2)	Confidentiality Agreement, dated as of August 1, 2017, by and between Roper Technologies, Inc. and Onvia, Inc.

(g)	Not applicable

(h)	Not applicable

(1)	Incorporated by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO filed by Project Diamond Intermediate Holdings Corporation on October 5, 2017
(2)	Incorporated by reference to Exhibit 99.2 to the Tender Offer Statement on Schedule TO filed by Project Diamond Intermediate Holdings Corporation on October 5, 2017
(3)	Incorporated by reference to Exhibit 99.3 to the Tender Offer Statement on Schedule TO filed by Project Diamond Intermediate Holdings Corporation on October 5, 2017
(4)	Incorporated by reference to Exhibit 99.4 to the Tender Offer Statement on Schedule TO filed by Project Diamond Intermediate Holdings Corporation on October 5, 2017
(5)	Incorporated by reference to Exhibit 99.5 to the Tender Offer Statement on Schedule TO filed by Project Diamond Intermediate Holdings Corporation on October 5, 2017
(6)	Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Onvia, Inc. on October 5, 2017 (File Number: 001-35164)

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated October 19, 2017

(a)(1)(B)	Form of Letter of Transmittal (including Form W-9, Form W-8BEN and Form W-8BEN-E, and instructions for completing such forms)

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(5)(A)	Press Release issued by Deltek, Inc. on October 5, 2017(1)

(a)(5)(B)	Memo to Employees issued by Deltek, Inc. on October 5, 2017(2)

(a)(5)(C)	Memo to Key Customers issued by Deltek, Inc. on October 5, 2017(3)

(a)(5)(D)	Frequently Asked Questions(4)

(a)(5)(E)	Social Media Posts on October 5, 2017(5)

(a)(5)(F)	Summary Newspaper Advertisement as published in The Wall Street Journal on October 19, 2017

(a)(5)(G)	Press Release issued by Deltek, Inc. on October 19, 2017

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of October 4, 2017, by and among Onvia, Inc., Project Diamond Intermediate Holdings Corporation and Project Olympus Merger Sub, Inc.(6)

(d)(2)	Confidentiality Agreement, dated as of August 1, 2017, by and between Roper Technologies, Inc. and Onvia, Inc.

(g)	Not applicable

(h)	Not applicable

(1)	Incorporated by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO filed by Project Diamond Intermediate Holdings Corporation on October 5, 2017
(2)	Incorporated by reference to Exhibit 99.2 to the Tender Offer Statement on Schedule TO filed by Project Diamond Intermediate Holdings Corporation on October 5, 2017
(3)	Incorporated by reference to Exhibit 99.3 to the Tender Offer Statement on Schedule TO filed by Project Diamond Intermediate Holdings Corporation on October 5, 2017
(4)	Incorporated by reference to Exhibit 99.4 to the Tender Offer Statement on Schedule TO filed by Project Diamond Intermediate Holdings Corporation on October 5, 2017
(5)	Incorporated by reference to Exhibit 99.5 to the Tender Offer Statement on Schedule TO filed by Project Diamond Intermediate Holdings Corporation on October 5, 2017
(6)	Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Onvia, Inc. on October 5, 2017 (File Number: 001-35164)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2017

DELTEK, INC.

By:	/s/ John K. Stipancich
John K. Stipancich
Vice President and Secretary

PROJECT DIAMOND INTERMEDIATE HOLDINGS CORPORATION

By:	/s/ John K. Stipancich
John K. Stipancich
Vice President and Secretary

PROJECT OLYMPUS MERGER SUB, INC.

By:	/s/ John K. Stipancich
John K. Stipancich
Vice President and Secretary